Exhibit 99.1

Media Relations and Investor Relations Contacts are mentioned at the end of this press release

ASML to acquire HMI to enhance Holistic Lithography product portfolio

VELDHOVEN, the Netherlands, and HSINCHU, Taiwan, 16 June 2016 – ASML Holding NV [ASML], a leading provider of lithography systems for the semiconductor industry, and Hermes Microvision, Inc. (HMI) [3658TT], a leading supplier of pattern verification systems used for advanced semiconductor devices, announce that they have entered into an agreement under which ASML will acquire all outstanding shares of HMI in a cash transaction valued at about TWD 100 billion (approximately EUR 2.75 billion at current exchange rates).

The two companies are leaders in their respective fields and are already developing joint approaches that IC manufacturers can use to improve yields in the production of the most advanced microchips. The combination will allow ASML and HMI to further integrate and enhance their product offering at an accelerated pace.

The transaction, which was unanimously approved by the boards of directors of ASML and HMI, will entitle each HMI shareholder to receive TWD 1,410 per share in cash. The price per share reflects a premium of 31 percent over HMI’s 30-day volume-weighted average price (VWAP).

“Our over-arching goal is to serve our customers even better and offer them the tools they need to achieve higher yields at the most advanced nodes. This acquisition is intended to make a strong product offering even stronger. Our metrology technologies are complementary, and when combined offer the chance to significantly improve process control, and hence yields, for our customers. Our two companies have worked together for almost two years to see how we could best combine our capabilities, and found that we could significantly improve this constructive cooperation and better serve our customer by teaming up as one company. This also means that we expect enhanced product offerings faster,” said Peter Wennink, President and Chief Executive Officer at ASML.

The integrated offerings will address the challenges chip makers are facing as they enter sub-10 nanometer resolutions and 3D integration, requiring chip manufacturers to apply advanced process control. This requires very dense, high resolution metrology to measure and control device performance, whereas 3D integration requires very dense, high voltage contrast metrology for process control.

HMI has multiple years of e-beam application experience and leadership in semiconductor factories, focused on high resolution and voltage contrast imaging. HMI will continue to enhance these technologies and it will also boost ASML’s holistic lithographic portfolio of 1. lithography exposure systems, 2. computational lithography and 3. metrology. Between these three cornerstones ASML offers application products for process window enhancement, control and detection.

HMI e-beam metrology will deliver accurate patterning information, which ASML can use to optimize its powerful design and process models, a cornerstone of ASML’s successful computational lithography business. In return those models can be used to guide the optical and e-beam metrology in a cost-effective manner to characterize the most relevant features on the chip device. Ultimately, this information combined with ASML modeling will provide the ability to adjust ASML’s scanners settings for optimal operation in the customers’ factories. Therefore, the transaction fits very well within ASML’s holistic lithography strategy.

Furthermore, HMI has pioneered e-beam inspection systems that are specially designed for mask manufacturers to identify pattern defects in Extreme Ultraviolet (EUV) resulting from the mask. This will support the ramp of ASML’s EUV platform, set to be used for volume production of semiconductors starting in 2018.

“The combination of our two businesses is great news for all of our stakeholders, including our customers, employees, suppliers and investors, as it accelerates both companies’ roadmap development. We intend to continue to invest and grow HMI’s business at our two existing locations in Taiwan, where we already employ around 350 people. The transition to sub-10 nm logic nodes and the ramp of advanced memory devices require innovation, and we look forward to continuing to help our customers make it a success, now by offering HMI and ASML technologies,” said Jack Jau, Chief Executive Officer at HMI.

Future customer requirements for better control of ever denser patterns at finer chip resolutions will drive product development of the integrated company for more advanced and faster e-beam systems. ASML and HMI expect that together they will be able to serve a significant portion of this fast-growing market.

The transaction is expected to close in the fourth quarter of 2016 and is subject to customary closing conditions, including review by Taiwanese, U.S. and international regulators. Closing is also subject to approval by HMI’s shareholders. Hermes-Epitek Corporation (HEC) and certain affiliates, as well as certain officers of HMI, currently own approx. 48% of HMI shares in total and have entered into agreements with ASML pursuant to which they have agreed to vote in favor of, and otherwise support, the transaction.

As part of the transaction, HEC and certain HMI officers have also agreed to (re)invest in ASML part of the proceeds to be received by them from selling their HMI shares in the transaction, underscoring their belief in the strategic rationale for the transaction and their commitment to the combined businesses going forward. Accordingly, ASML expects to issue a total number of 5.9 million ASML shares (corresponding to approx. 1% of ASML shares currently outstanding) at a subscription price of TWD 3,106 per share (equivalent to EUR 85.24, for an aggregate value of approximately EUR 500 million)¹. The newly issued ASML shares will be subject to a minimum holding period of two and a half years.

ASML expects to finance the acquisition of HMI with approximately EUR 1.5 billion of debt, approximately EUR 500 million of ASML equity to be purchased by HEC and the relevant HMI officers as noted above, and the remainder from available cash.

Excluding non-cash purchase price accounting adjustments, the transaction is expected to be accretive to ASML’s EPS immediately.

Further information

ASML will further elaborate in its upcoming results earnings call and is also planning to hold an investor day on 31 October 2016 in New York City at which additional discussion of this acquisition will take place.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ close to 15,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.ASML.com

About HMI

Established in 1998, HMI has been committed to the research and development of the most advanced E-beam Inspection (EBI) tools and solutions for the leading semiconductor manufacturing fabs. Today, HMI is the leading supplier of EBI tools for both foundry and memory fabs worldwide. Based on our proprietary electron gun and column technologies and highly effective defect inspection algorithms, we deliver multiple product lines, including eScan® Series / ePTM Series / eXplore® Series, for various R&D and production applications.

The e-beam system used by HMI is ideally positioned for sub-10 nm logic nodes, because of e-beam’s ability to see in great detail even the tiniest features on these very advanced chips.

ASML Media Relations contacts:

Veldhoven, Netherlands: Niclas Mika: +316 2015 2863

San Jose, United States: Lucas van Grinsven +316 1019 9532

San Diego, United States: Brittney Wolff Zatezalo +1 408 4833 207

Hsinchu, Taiwan: Karen Lo +886 93978 8635

ASML Investor Relations contacts:

Veldhoven, Netherlands: Craig DeYoung: +1 939 788 635 and Marcel Kemp +316 1385 0960

Wilton (CT), United States: Pete Convertito: +1 203 919 1714

Kansas City (KS), United States: Skip Miller: +1 480 235 0934

HMI contact:

Investor Relations, Leila Chen +886 3666 9229 Ext. 5161

Regulated Information

This press release constitutes regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Important Notice

The referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities laws, and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

Forward Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to the acquisition of HMI by ASML, the expected benefits of the acquisition of HMI by ASML, including enhancement of ASML’s existing product portfolio, improvement in ASML and HMI’s metrology technologies and support of EUV technologies, the benefits of the acquisition to ASML’s holistic lithography strategy, expected trends in holistic lithography, expected sales in holistic lithography, expected timing of EUV volume production, the timing of closing of the acquisition, the issuance of ASML shares pursuant to the transaction, the financing of the acquisition and the impact of the acquisition on ASML’s earnings per share. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, the inability to obtain HMI shareholder and regulatory approval of the transaction, the satisfaction of other conditions to the closing of the transaction, the possibility that the length of time necessary to consummate this transaction may be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with integrating the businesses of ASML and HMI, the possibility that the businesses of ASML and HMI may suffer as a result of uncertainty surrounding the proposed transaction, the expected developments in metrology technologies, the anticipated effect of this transaction on ASML’s earnings per share, the development of the holistic lithography market, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML and HMI do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Footnote 1: Based on the VWAP for the 30 trading days on Euronext Amsterdam up to and including 13 June 2016 and the prevailing EUR/TWD exchange rate on 13 June 2016.